

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Scott Behrens
Chief Financial Officer
ACI Worldwide, Inc.
2811 Ponce de Leon Blvd, PH1
Coral Gables, FL 33134

      Re: ACI Worldwide, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed March 1, 2023
          File No. 000-25346

Dear Scott Behrens:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation